March 4, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                               KMG Chemicals, Inc.

                                                Form 10-K for the fiscal year ended July 31, 2007

File No. 000-29278

Dear Mr. Decker:

KMG Chemicals, Inc. (the “Company”), hereby submits the following responses to your letter dated February 8, 2008, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K.  In this letter, the Company has reproduced your comments in italics typeface, and has made its responses in normal typeface.  The Company respectfully requests that the Staff provide its further comments at its earliest convenience.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2007

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:                          We have shown in our supplemental responses the proposed revisions to be included in future filings.

Selected Financial Data, page 16

2.                                      Please review the amounts presented for net cash provided by operating and financing activities for the year ended July 31, 2006 so that they are consistent with your consolidated statements of cash flows on page 34.  It appears that the selected financial data table presents the tax effect of the exercise nonqualified stock options as an operating activity instead of as a financing activity for the year ended July 31, 2006.

Response:                          Future filings will include a selected financial data table that shows for 2006 (in thousands):

•           net cash flow provided by operating activities of $7,055

•           net cash flow provided by (used in) financing activities of  $6,300

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations: Segment Data, page 19

3.                                      Please revise to provide an analysis of the reasons for fluctuations in your segment depreciation and amortization or remove it from your MD&A.  To the extent that the aggregate amount is not the same as your GAAP depreciation and amortization, it represents a non-GAAP measure when presented outside of the segment footnote.  Also, consider including a corporate line item before arriving at your total for depreciation and amortization here and in your segment footnote.

Response:                          In future filings, we will revise the segment data table to exclude depreciation and amortization information.  The table for the three years ended July 31, 2007 would then look like the following:

	Year Ended July 31,
	2007	2006	2005
	(Amounts in thousands)
Revenues:
Penta	$28,377	$27,862	$20,806
Creosote	43,645	30,674	29,199
Animal health pesticides	14,149	8,664	5,059
Agricultural chemicals	3,614	3,816	4,104
	89,785	$71,016	$59,168

Income (loss) from operations:
Penta	$9,504	$9,145	$6,102
Creosote	9,175	4,048	2,933
Animal health pesticides	3,112	1,537	1,015
Agricultural chemicals (1)	(533)	(3,235)	(368)
	$21,258	$11,495	$9,682

Liquidity and Capital Resources, page 22

4.                                      Please revise to separately discuss the liquidity impact of changes in your net income and depreciation and amortization since the term “net income and the adjustment for depreciation and amortization” constitutes a non-GAAP measure.

Response:                          In future filings we will disclose the impact that material changes in net income have on cash flow separately from the impact of depreciation and amortization.  For fiscal 2007, the change in depreciation and amortization over the previous year was not material.  Accordingly, the sentence identified in this comment would look like the following:

Net Income increased by $5.1 million in fiscal year 2007 over the previous fiscal year, contributing $8.8 million to cash flow in that year.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 35

5.                                      Please review your selling, general and administrative expenses accounting policy footnote to disclose the amount of distribution costs included in selling, general and administrative expenses for each period presented.

Response:                          The footnote covering the accounting policy for selling, general and administrative expenses will be revised in future filings to disclose the amount of distribution expense in each period presented.  For the three years ended July 31, 2007, that disclosure would be revised to include the following statement.

Distribution expenses were $3.1 million, $4.7 million, and $5.2 million for the three years ended July 31, 2007, 2006 and 2005, respectively.

6.                                      Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of sales.  If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your income statement and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of items shown separately below)” or “Cost of sales (exclusive of depreciation and amortization shown separately below).”  See SAB Topic 11:B.

Response:                          In the accounting policy footnote covering cost of sales, future filings will include the sentence:

We include the depreciation of plant, property and equipment related to our manufacturing facilities in cost of sales.

Note 8. Intangible and Other Assets, page 43

7.                                      Please revise to disclose the range of useful lives for each category of intangible assets subject to amortization.

Response:                          In the intangible and other assets footnote, future filings will include the sentence:

Intangible assets subject to amortization are amortized over their estimated useful lives which are between 5 and 20 years.

Note 14. Stockholders’ Equity and Earnings Per Share, page 46

8.                                      Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been anti-dilutive for the periods presented.  See paragraph 40(c) of SFAS 128.

Response:                          There were no potentially dilutive securities that were not included in the computation of pro forma diluted EPS.  In the future, if any shares are excluded from the diluted EPS calculation for that reason, we will disclose it in the stockholders’ equity and earnings per share footnote.

Note 15. Business Segment Information, page 49

9.                                      Please revise to provide a reconciliation of segment depreciation and amortization and capital expenditures to the consolidated amounts which appear in your statements of cash flows on page 34.

Response:                          In future filings, if there is a material difference in depreciation and amortization between the total for reportable segments and the corporate total as reported in the consolidated statements of cash flow, we will include a reconciliation table in the business segment information footnote table.  For the three fiscal years ended July 31, 2007, the difference was about 2% and would not be meaningful to investors.  Likewise, there was an immaterial amount of capital expenditures not allocable to the reportable segments.

10.                               Please revise to include a line item for other corporate expenses in the income (loss) from operations section of the table on page 50.  Your revised disclosure should also describe the types of costs that are not allocated to segments and are included in the other corporate expense line item.  This will allow readers to easily see the portion of income (loss) from operations allocated to each segment and corporate.  Please also revise similar disclosures elsewhere throughout your filing (such as on page 19 of your MD&A) since your current presentation of an amount that aggregates the segment income (loss) from operations of all segments and differs from income (loss) from operations under US GAAP constitutes a non-GAAP measure when it appears outside of your segment footnote.

Response:                          Other corporate expenses have been disclosed as a separate line item in the Profit or Loss section of the table on page 50, which reconciles the income (loss) for reportable segments to the consolidated amounts.  The Profit or Loss section of that table will also be included with the income (loss) from operations section found in our MD&A in future filings.  Also in future filings, we will include additional disclosure at the end of the business segment information footnote and in the MD&A.  For the fiscal year ended July 31, 2007 that disclosure would look like the following:

Other corporate expenses as disclosed in the table above represent those expenses that could not be directly identified with a particular business segment including almost all expenses associated with the Company’s Houston headquarters, including executive and other employees, outside legal and accounting services, as well as expenses associated with the Company’s operation as a publically traded entity such as board compensation, audit expense and fees related to the listing of our stock.

11.                               As a related matter, please revise your discussion on segment MD&A beginning on page 19 to address the business reasons for changes between periods in the other corporate expense line item that you present in your segment footnote.

Response:                          In future filings, the MD&A section for selling, general and administrative expenses will include additional disclosure with regards to other corporate expenses that could not be directly identified with a particular business segment.  For the fiscal year ended July 31, 2007 that disclosure would look like the following:

Other corporate expenses that could not be directly identified with a particular business segment increased from $4.8 million to $6.7 million, an increase of $1.9 million or 38.8%.  That increase was due primarily to higher expenses associated with our Houston headquarters, including compensation expense for directors, executive and other employee compensation, as well as outside legal, accounting and other professional services.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ John V. Sobchak
John V. Sobchak
Vice President and Chief Financial Officer

As requested in the letter dated February 8, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

KMG Chemicals, Inc.

By:	/s/ John V. Sobchak
Name:	John V. Sobchak
Title:	Chief Financial Officer